SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                Amendment No. 5

                             Meade Instruments Corp.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    583062104
                                    ---------
                                 (CUSIP Number)

                                 Paul D. Sonkin
                           Hummingbird Management, LLC
                           460 Park Avenue, 12th Floor
                            New York, New York 10022
                            ------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               January 19, 2006
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 2 of 14 Pages
------------------------                                   ---------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Hummingbird Management, LLC
                               (f/k/a Morningside Value Investors, LLC)
                                        IRS No. 13-4082842
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /_/
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /_/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,778,608
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,778,608
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,778,608
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================




------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 3 of 14 Pages
------------------------                                   ---------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                             Paul D. Sonkin
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /_/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,801,608
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,801,608
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,801,608
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================








------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 4 of 14 Pages
------------------------                                   ---------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Hummingbird Capital, LLC
                                   (f/k/a Morningside Capital, LLC)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /_/
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /_/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,778,608
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,778,608
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,778,608
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================






------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 5 of 14 Pages
------------------------                                   ---------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Hummingbird Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /_/
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /_/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   775,581
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               775,581
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    775,581
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    LP
================================================================================







------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 6 of 14 Pages
------------------------                                   ---------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Hummingbird Microcap Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /_/
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /_/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   804,798
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               804,798
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    804,798
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    LP
================================================================================






------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 7 of 14 Pages
------------------------                                   ---------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Hummingbird Concentrated Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /_/
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /_/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   1,198,229
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,198,229
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,198,229
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    LP
================================================================================






------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 8 of 14 Pages
------------------------                                   ---------------------


            The following constitutes Amendment No. 5 ("Amendment No. 5") to the
Schedule 13D filed by the undersigned related to the common stock (the "Common Stock") of Meade Instruments Corp., a Delaware corporation. This Amendment No. 5 amends the Schedule 13D as specifically set forth.


	Item 4 is hereby amended to include the following:

Item 4.

On January 19, 2006, Hummingbird sent a letter to the Board of Directors of the Issuer (the "Board") expressing its concerns with the Issuer's disappointing financial performance and its failure to effectively communicate with its stockholders. Hummingbird provided the Board with specific suggestions that it believes would help the Issuer operationally and provide better information to the investment community. A copy of the letter is included in this Schedule 13D as Exhibit B and is incorporated herein by reference.

	Item 7 is hereby amended to include the following:

Item 7.

	Exhibit B  Letter to the Board of Directors, Meade Instrument Corp.,
                   dated January 19, 2006.




------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 9 of 14 Pages
------------------------                                   ---------------------


                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  Janaury 19, 2006               HUMMINGBIRD MANAGEMENT, LLC
                                        (f/k/a Morningside Value Investors, LLC)

                                        By: /s/ Paul D. Sonkin
                                            ------------------------------------
                                           Paul D. Sonkin
                                           Managing Member


                                        /s/ Paul D. Sonkin
                                        ----------------------------------------
                                        PAUL D. SONKIN


                                        HUMMINGBIRD VALUE FUND, L.P.

                                        By: Hummingbird Capital, LLC

                                        By: /s/ Paul D. Sonkin
                                            ------------------------------------
                                           Paul D. Sonkin
                                           Managing Member


                                        HUMMINGBIRD MICROCAP VALUE FUND, L.P.

                                        By: Hummingbird Capital, LLC

                                        By: /s/ Paul D. Sonkin
                                            ------------------------------------
                                           Paul D. Sonkin
                                           Managing Member


                                        HUMMINGBIRD CONCENTRATED FUND, L.P.

                                        By: Hummingbird Capital, LLC

                                        By: /s/ Paul D. Sonkin
                                            ------------------------------------
                                           Paul D. Sonkin
                                           Managing Member



                                        HUMMINGBIRD CAPITAL, LLC
                                        (f/k/a Morningside Capital, LLC)

                                        By: /s/ Paul D. Sonkin
                                            ------------------------------------
                                           Paul D. Sonkin
                                           Managing Member


                                        /s/ Paul D. Sonkin
                                        ----------------------------------------
                                        PAUL D. SONKIN




------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 10 of 14 Pages
------------------------                                   ---------------------

Exhibit			Description                                        Page


A			Joint Filing Agreement dated January 19, 2006        11
                        by and among Hummingbird Management, LLC, Paul D. Sonkin, Hummingbird Value Fund, L.P., Hummingbird Microcap Value Fund, L.P., Hummingbird Concentrated, L.P., Hummingbird Capital, LLC.

B 			Letter to the Board of Directors, Meade Instrument   12
                        Corp.,dated January 19, 2006.


------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 11 of 14 Pages
------------------------                                   ---------------------

Exhibit A

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated January 19, 2005 (including amendments thereto) with respect to the Common Stock of Meade Instrument Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: January 19, 2006           HUMMINGBIRD MANAGEMENT, LLC
                                   (f/k/a Morningside Value Investors, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN


                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   HUMMINGBIRD CONCENTRATED
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD CAPITAL, LLC
                                   (f/k/a Morningside Capital, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin


------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 12 of 14 Pages
------------------------                                   ---------------------


                                 Hummingbird Management LLC
                                460 Park Avenue, 12th Floor
                                 New York, New York  10021

January 19, 2006

Board of Directors
Meade Instruments Corp.
6001 Oak Canyon
Irvine, CA 92618

Gentlemen:


As you know, Hummingbird Management LLC ("Hummingbird") is a significant stockholder of Meade Instruments Corp. ("Meade" or the "Company"). We beneficially own approximately 2,800,000 shares of Meade's common stock (approximately 14% of the outstanding shares). Over the past several months, we have privately reached out to the Company's management and individual members of its Board of Directors (the "Board") to discuss our concerns regarding Meade's disappointing financial performance and its failure to effectively communicate with its stockholders. We have made specific suggestions that would help the Company operationally and provide better information to the investment community. Unfortunately, our concerns have fallen on deaf ears. Therefore, in order to protect our investment in the Company, we have no choice but to publicly communicate our concerns directly to the entire Board in the hope that the Board will promptly implement meaningful steps to enhance stockholder value.

Although the Company dominates its markets, Meade's stock has performed miserably. In less than three years, the common stock has fallen from a high of $6.01 to $2.84 as of January 18, 2006, a drop of over 50%. Within the past few months, the stock has approached its all-time low since going public in 1997. It is now trading at less than equity book value. The current stock price reflects the Company's lack of business performance. Sales have stagnated, gross profit has plummeted and operating income has virtually disappeared. Clearly, something has gone very wrong.

We have significant concerns about the Company's ability to implement a business plan that will promptly return the Company to profitability for the benefit of all stockholders. Sacrificing the bottom line for top-line growth and squandering business opportunities has not served Meade's stockholders well.

The Company's recent failure to fulfill the orders it had taken on its innovative Simmons riflescopes because of quality and other production problems is a prime example of mismanagement. Meade relied on a new and untested supplier in China. What happened? Not only did sales fail to materialize, but money spent on advertising and priming the sales channels was entirely wasted. Meade's stockholders should be told in detail both what the Company's plans are to avoid future gaffes and whether it is meeting them. The Company cannot afford another blunder of this type, single sourcing a new critical product in a foreign country, with no back-up plan.

------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 13 of 14 Pages
------------------------                                   ---------------------

We believe that the Board's failure to enact appropriate compensation arrangements between Meade and its executive management is one of the primary reasons for Meade's dismal operating performance. The compensation package of Steven Murdock, the Company's chief executive officer and president, and other top management does not reward them for good performance nor does it penalize them for failure to deliver. Steve Murdock has a $450,000 base salary, and he received a $325,000 bonus last fiscal year. Through the first three quarters of fiscal 2006, the Company has lost $0.8 million. We propose a base salary reduction to $300,000, and that the rest of his compensation be in the form of restricted stock that vests upon the Company meeting certain profitability benchmarks. We would not oppose a bonus scheme that would more than make up for the base salary reduction but it must be a win-win situation where the interest of the Company's stockholders and Mr. Murdock are aligned. A similar arrangement should be worked out with other key executives.

We call for the Board and its Compensation Committee to take immediate action to develop new compensation arrangements and target minimum stock ownership levels for the management team.


We believe that the Company's failure to communicate effectively with its stockholders is one of the primary reasons for Meade's dismal stock performance. Meade has to communicate better with Wall Street . Years of disappointing performance and inadequate communications have destroyed its credibility. Stockholder value will not be achieved without transparent communications with Wall Street detailing the reasons for any earnings shortfalls, providing specificevidence regarding how problems will be solved, and providing clear, accurate and concise guidance on future results.

We call for Meade to hire an investor relations firm that has experience with companies of Meade's size, history, and prospects. A good IR firm will be able to assist the Company in placing its spokesmen at the appropriate conferences and getting the story out over time to the right audiences. Meade's management must commit to getting out on the road and hosting "road shows". An effective IR firm can assist in rebuilding Meade's stockholder base and securing research coverage. We have suggested a specific firm to Meade, one which we think meets its needs. We want to be consulted on the selection as we are much closer to Wall Street than the Company and have a better knowledge of how the process should work and who can make it happen.

Through these blunders of execution, coupled with poor communication with Wall Street, the Board and management have put Meade in a very precarious position. We believe that the Company is extremely vulnerable to various constituencies, including strategic buyers and private equity firms. Meade is very inexpensive, based on a number of different metrics. Meade is trading at a discount to book value of $3.05 per share. It is also trading at a modest premium of net-net working capital of $2.35, a proxy for liquidation value.
It would be a mistake to allow third parties to control the Company's destiny at this time.

------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 14 of 14 Pages
------------------------                                   ---------------------

At Hummingbird, we have worked very closely with scores of management teams. The current situation with Meade is the first time that a Board has been totally close-minded to having an open and frank dialogue with a significant stockholder whose only goal is to improve stockholder value. Meade's mismanagement and behavior is exceptionally unprofessional and quite damaging to the Company and its stockholders. We therefore request that a representative of Hummingbird be immediately added to the Board. As a representative of the Company's stockholders, we would be able to make this Board understand and be responsive to stockholder concerns.

One could easily make the case that, in the best interests of Meade's stockholders, for the Board to hire an investment banker to pursue strategic alternatives to maximize stockholder value by selling the Company in whole or in part. We demand that the Company and the Board immediately adopt and implement our suggestions and begin the process of rebuilding stockholder value and take all other steps required to immediately improve profitability. If significant progress to resuscitate Meade is not made within the next few months, we believe that the Company should start the bidding process.

I look forward to getting a response from you promptly.


Sincerely,


Paul D. Sonkin
Managing Member
Hummingbird Management, LLC.